Thrivent Core Funds

901 Marquette Avenue, Suite 2500

Minneapolis, Minnesota 55402-3211

January 28, 2022

Via EDGAR Correspondence

Timothy Worthington

Attorney

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thrivent Core Funds Form N-1A Registration Statement

File Nos. 333-218855 and 811-23149

Mr. Worthington:

On January 19, 2022, you provided comments based on a review of the N-1A registration statement of Thrivent Core Funds (the “Registrant”) for its series Thrivent Core Small Cap Value Fund (the “Fund”). Any defined terms used in this letter that are not defined herein have the definitions given to them in the N-1A. The following is a description of the comments presented and the Registrant’s responses.

1.	Prospectus – Front Cover: Please explain why funds other than the Fund are listed.

The prospectus cover lists all funds offered by the Registrant. However, the purpose of the 485A filing was to register the Fund and we did not make any updates to the disclosures for other funds included in the registration statement as these updates would be done in our annual update 485B filing. In the past, we have received comments from the SEC staff on 485A filing disclosures that we intentionally did not update. In order to avoid this confusion and inefficiency, we only included the summary prospectus for the Fund and not the other funds. We also generally did not update disclosures in the statutory prospectus and SAI that were not related to the Fund. We note that this approach was discussed with the SEC staff prior to the 485A filing and explained in our cover letter.

2.	Prospectus – Principal Strategies:

(a)  In the first paragraph, the Fund defines small-cap companies as those with market capitalizations at or below the market capitalization of the largest company represented in either the Russell 2000 Value Index or the S&P SmallCap 600 Index as of October 31, 2021. Please use the most recent available market capitalization figures.

The Registrant has made the requested change.

(b)  The second sentence of the second paragraph states that the Adviser uses fundamental, quantitative, and technical investment research techniques. Please explain what these terms mean.

The Registrant has revised the disclosure to remove the reference to quantitative and technical investment research techniques in the Principal Strategies section. We note that fundamental, quantitative and technical investment research techniques are described under Glossary of Investment Terms.

(c)  The second sentence of the second paragraph also states that the Fund focuses on stocks of companies that it believes are undervalued in relation to their long-term earnings power or asset value. This appears to be an example of fundamental analysis. Please also include examples of quantitative and technical analysis.

The Registrant has removed references to quantitative and technical investment research techniques in the Principal Strategies section.

(d)  The third sentence of the second paragraph refers to “price-to-book value ratios.” Please restate this in plain English.

The Registrant has removed this reference.

(e)  The last sentence of the second paragraph states that the Adviser may consider environmental, social, and governance (ESG) factors as part of its investment analysis and decision-making processes for the Fund. Please consider identifying examples of ESG criteria the Fund may consider in its securities selection process. See Form N-1A Item 4.

The Registrant notes that ESG factors are described in the Glossary of Investment Terms. This disclosure has been expanded to provide examples of ESG criteria.

(f)  If the Fund intends to concentrate its investments in a particular sector, industry or group of industries, please disclose the concentration as a principal strategy.

The Fund does not intend to concentrate its investments in a particular sector or industry.

3.	Prospectus – Principal Risks

(a)  If the Fund intends to concentrate its investments in a particular sector, industry or group of industries, please add appropriate risk disclosure.

The Fund does not intend to concentrate its investments in a particular sector or industry.

(b)  Please consider including ESG risk disclosure. See Form N-1A Item 4.

The Registrant has expanded the disclosure for Investment Adviser Risk to include risks related to ESG investing. Because ESG factors are one of several factors that may be considered by the Fund when making investment decisions, we do not believe a standalone risk factor on ESG is required.

(c)  Please consider disclosing, where appropriate, how the Fund will approach relevant ESG proxy voting issues for its portfolio companies.

The Registrant delegates proxy voting to the Adviser, and the Adviser’s proxy voting policies will be included as an appendix to the registration statement. The Registrant believes that the policies, which include references to how social, environmental, and corporate responsibility issues are considered, sufficiently describe how the Adviser will approach relevant ESG proxy voting issues with respect to the Fund’s portfolio companies.

4.	Prospectus - Back of the Prospectus in General: The back of the prospectus seems to apply to funds other than the Fund and is not specific to the Fund.

Please refer to the response for item 1 above.

5.	Prospectus – More about Investment Strategies and Risks

(a)  In the Information about Certain Principal Investment Strategies section, please identify examples of ESG criteria that the Fund may consider in the security selection process. See Form N-1A Item 9.

The Registrant notes that it has expanded its disclosure of ESG factors in the Glossary of Investment Terms. Because ESG investing is a factor but not a strategy used by the Fund to achieve its investment objective, we do not believe that additional disclosure on ESG criteria is required under Information about Certain Principal Investment Strategies.

(b)  In the Glossary of Principal Risks, please include ESG risk disclosure. See Form N-1A Item 9.

The Registrant has expanded the disclosure for Investment Adviser Risk to include risks related to ESG investing. Because ESG factors are one of several factors that may be considered by the Fund when making investment decisions, we do not believe a standalone risk factor on ESG is required.

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If you have any additional comments or questions, please feel free to contact me at (612) 844-7190.

Thank you,

/s/ John D. Jackson

John D. Jackson

Secretary